Jason T. Simon
Tel. 703.749.1386
Fax. 703.714.8386
riddicks@gtlaw.com
March 26, 2007
VIA EDGAR AND BY FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561

Re:	Vocus, Inc. Amendment No. 1 to Registration Statement on Form S-3 File No. 333-141050
Dear Ms. Mills-Apenteng:
     On behalf of Vocus, Inc. (the “Company”), enclosed please find Amendment No. 1 to the Company’s Registration Statement on Form S-3 initially filed on March 2, 2007. Amendment No. 1 to Form S-3 is marked to show changes from the Form S-3.
     On behalf of the Company, we submit the following responses to the comment contained in the letter of comment of the Commission staff (the “Staff”) dated March 22, 2007. To aid in the Staff’s review, we have repeated the Staff’s comment in bold and the heading corresponds to the heading the Staff’s comment letter.
General
1.	Please be advised that all of the information required by Form 10-K, including Part III information, must be filed before the registration statement can be declared effective. Please refer to telephone interpretation H.6 of our July 1997 Manual of Publicly Available Telephone Interpretations, which is publicly available on our website. Note also that because your company’s fiscal year ended December 31, 2006, the Part III information must comply with the new Executive Compensation and Related Person disclosure rules. See Section VII of SEC Release No. 33-8732A (September 8, 2006).

Response:
     The Company acknowledges the Staff’s comment and has filed Amendment No. 1 to the Company’s Annual Report on Form 10-K concurrently with the Company’s filing of Amendment No. 1 to its Registration Statement on Form S-3. Amendment No. 1 to the Company’s Annual Report on Form 10-K amends the Company’s original filing by including all Part III information.

U.S. Securities and Exchange Commission
March 26, 2007

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     Please do not hesitate to call me at (703) 749-1386 or Steve Riddick (703) 749-1321 should you have any questions concerning this filing or the responses above.

Very truly yours, Jason T. Simon

Enclosures

cc:	Richard Rudman, President and Chief Executive Officer Stephen A. Riddick, Esq. Richard J. Melnick, Esq.